CERTIFICATE OF DESIGNATION

of

SPECIAL 2020 SERIES A PREFERRED STOCK

of

NITCHES, INC.

(Pursuant to NRS 78.1955)

NITCHES, INC., a Nevada corporation (hereinafter called the “Corporation”), hereby certifies that the following resolution was adopted by International Venture Society, LLC. (the “Custodian”), the court appointed custodian of the Corporation pursuant to the Order Granting Application for Appointment of International Venture Society, LLC. as Custodian of NITCHES, INC., granted in the District Court, Clark County Nevada, case no A-20-822399-P on November 5th, 2020 (the “Order”).

RESOLVED, that pursuant to the authority granted to and vested in the Custodian in accordance with the provisions of the certificate of incorporation of the Corporation, as currently in effect, and the Order, the Custodian hereby fixes the relative rights, preferences, and limitations of the Corporation’s Special 2020 Series A Preferred Stock as follows:

Special 2020 Series A Preferred Stock

Section 1. Designation and Amount. The designation of this class of capital stock shall be “Special 2020 Series A Preferred”, par value $.001 per share (the “2020 Series A Preferred Stock”). The number of authorized shares of 2020 Series A Preferred Stock is one (1) share.

Section 2. Voting Rights. Except as otherwise required by law, the holder of the share of 2020 Series A Preferred Stock shall have the following rights:

(a) Number of Votes; Voting with Common Stock. Except as provided by Nevada statutes or Section 2(b) below), the holder of the 2020 Series A Preferred Stock shall vote together with the holders of preferred stock (including on an as converted basis), par value $0.001, and common stock, par value $0.001 per share, of the Corporation (the “Common Stock”) as a single class. The 2020 Series A Preferred Stock stockholder is entitled to 60% of all votes (including, but not limited to, common stock, and preferred stock (including on an as converted basis)) entitled to vote at each meeting of stockholders of the Corporation (and written actions of stockholders in lieu of meetings) with respect to any and all matters presented to the stockholders of the Corporation for their action or consideration. The 2020 Series A Preferred Stock shall not be divided into fractional shares.

(b) Adverse Effects. The Corporation shall not amend, alter or repeal the preferences, rights, powers or other terms of the 2020 Series A Preferred Stock so as to affect adversely the 2020 Series A Preferred Stock or the holder thereof without the written consent or affirmative vote of the holder of the 2020 Series A Preferred Stock given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class.

Section 3. Conversion into common shares. The share of 2020 Series A Preferred Stock shall convert into common shares at a conversion rate of 1 preferred to 100,000,000 common shares. The holder of the 2020 Series A Preferred Stock can affect the conversion at any time. The conversion in to common is a right and conversion is not required.

Section 4. Dividends, Liquidation. The share of 2020 Series A Preferred Stock shall not be entitled to any dividends in respect thereof, and shall not participate in any proceeds available to the Corporation’s shareholders upon the liquidation, dissolution or winding up of the Corporation.

Section 5. No Impairment. The Corporation shall not intentionally take any action which would impair the rights and privileges of the 2020 Series A Preferred Stock set forth herein or the rights of the holder thereof. The Corporation will not, by amendment of its certificate of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions herein and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the holder of the 2020 Series A Preferred Stock against impairment.

Section 6. Replacement Certificate. In the event that the holder of the 2020 Series A Preferred Stock notifies the Corporation that the stock certificate evidencing the share of 2020 Series A Preferred Stock has been lost, stolen, destroyed or mutilated, the Corporation shall issue a replacement stock certificate evidencing the 2020 Series A Preferred Stock identical in tenor and date to the original stock certificate evidencing the 2020 Series A Preferred Stock, provided that the holder executes and delivers to the Corporation an affidavit of lost stock certificate and an agreement reasonably satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such 2020 Series A Preferred Stock certificate.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designation to be duly executed by an officer thereunto duly authorized this 6th day of November, 2020.

NITCHES, INC.

By: International Ventures Society, LLC., its Custodian

By: /s/ Kelani Long

Name: Kelani Long

Its: President